Mail Stop 4561

                                                        April 10,
2006

By U.S. Mail and facsimile to (650) 843-4001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue - Suite 1400
Dallas, TX  75201

      Re:      Penson Worldwide, Inc.
      Amendment Number Five to Registration Statement on Form S-1
      Filed on March 21, 2006
                        File Number 333-127385

Dear Mr. Koslow:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 28

1. Please revise your Dilution table on page 28 to address the following:
* Please state your presentation with actual Net tangible book value per share rather than Pro forma net tangible book value per share.
* Please present the effects of the split-off transaction on a separate line item.
Comparison of the years ended December 31, 2005 and December 31,
2004, page 39

2. In order to make this section more transparent to the reader, please revise to address the following:

* Interest revenue increased significantly compared to the prior period. Please revise to include a quantitative discussion of the events and business activities which led to this increase. Revise to discuss the volume of your interest-earning assets that led to the increase in interest revenues, and disclose the reasons for those changes in volume.

* Interest expense on both short term and long term borrowings increased significantly. Please revise to include a discussion of the change in interest rates applicable to the borrowings and how changes in the rates impacted the related expenses. Similarly, please revise to provide a quantitative discussion of the changes in the volume of your borrowings, and identify any shifts in the business activities that led to those changes.

* Related to the points above, your table on page 44 shows a significant increase in interest revenue and expense in the 4th quarter of 2005. Please revise your discussions here to address the events and business activities that caused those increases in the fourth quarter.

* The net income from discontinued operations has declined significantly. Please revise to disclose the components of discontinued operations and events which led to the overall decline in net income from these operations.


Financial Statements

Consolidated Statements of Operations, page F-4

3. Please revise to eliminate your subtotal line item titled
"Income
from continuing operations before interest and income taxes."

Note 1: Summary of Significant Accounting Principles

General

4. Your response to prior comment 7 indicates that you agree that paragraph 1.12 of the AICPA Audit Guide for Broker Dealers is clear that clearing revenues should be recorded on a trade date basis rather than a settlement date basis. Your revised disclosure on page
F-8 states you record revenues based on settlement date basis but that in the event of a material difference between trade date and settlement date accounting, you record an adjustment for such difference. Based upon this disclosure, it appears that your accounting records are being adjusted to reflect trade date accounting. As previously requested, please revise your accounting policy and financial statements to reflect the application of trade date accounting.

5. We note your response to prior comment 3, regarding the restructuring of your UK operations in 2005. Your response appears to indicate that, because the restructuring activities were fully paid in 2005, you believe you can omit the disclosures required by SFAS 146 even though you failed to provide these disclosures in past financial statements. Since you are presenting comparative financial statements and since the final restructuring activities were recorded during 2005, we continue to believe the disclosure requirements of paragraph 20 of SFAS 146 are required to be presented in the notes to the financial statements for the periods presented. Please revise your filing accordingly.

Revenue Recognition, page F-8

6. As previously requested in our prior comment 9, please revise to disclose whether inputs or outputs are utilized to measure revenue based upon percentage of completion for technology contracts. Refer to paragraph 46 of SOP 81-1. We note that Technology revenues amount to 147% of your Income from continuing operations before income taxes.

Note 2: Discontinued Operations, page F-11

7. Please revise to address the following related to your responses to prior comments 10 and 11, and your response to our comment in the letter dated January 26, 2006:

* You have previously communicated that you cannot proceed with the split-off without completing the initial public offering or a private offering. Your response dated January 26, 2006 indicates that "It is the Company`s current plan to complete the split-off transaction concurrently with its contemplated IPO... However, if a decision is made to postpone the IPO, the Company intends to proceed with the split-off transaction or another form of disposition of the SAMCO business." You also state that the Board of Directors adopted resolutions directing management to dispose of SAMCO "whether or not the Company completes an initial public offering and whether or not the Company determines to contribute additional working capital to SAMCO prior to its disposition." Please revise your discussions of the split-off of SAMCO throughout your filing to clearly reflect these resolutions and to disclose how you determined that it is now feasible to split-off SAMCO even without contributing additional working capital.

* Your response dated January 26, 2006 indicates that after receiving our comment, the Board of Directors committed to the disposal of SAMCO whether or not you complete your initial public offering. Your response appears to indicate that this determination was made on a date subsequent to the balance sheet date. Please revise to disclose what date that determination was made.

* When the criteria in paragraph 30 of SFAS 144 are met after the balance sheet date but before the issuance of financial statements, the disposal group shall be continued to be classified as held and used in the financial statements. Since your plan was not revised until after your most recent balance sheet date, discontinued operations treatment cannot be appropriate for the periods presented, even if we believed that your revised plan met all the criteria of paragraph 30. Please revise your financial statements accordingly and include the disclosures required by paragraph 47(a) of SFAS 144.
Refer to paragraph 33 of SFAS 144.

* Your response indicates that you continue to believe that discontinued operations presentation is appropriate. As previously discussed, in order for you to present the operations of SAMCO as discontinued you must meet all of the requirements of paragraph 30 of
SFAS 144. The fact that the disposal has not yet occurred because your plan is to delay disposal until the earlier of completion of your initial public offering or a determination not to complete that offering indicates that you currently do not have "the intent and ability to transfer the disposal group to a buyer". As previously discussed, this delay feature that is present even in your revised plan results in the plan failing to meet the requirements of 30(b) of
SFAS 144, as further described in paragraph A15 of SFAS 144. This delay feature is evidence that the disposal group is not available for immediate sale, and delay for the completion of your initial public offering is not "usual and customary" for sales of such disposal groups. Please revise your financial statements to present the results of operations, assets, and liabilities of the disposal group as part of continuing operations until all of the criteria of paragraph 30 of SFAS 144 have been satisfied.

8. We note your response to prior comment 12 and await the pro forma financial information required under Regulation S-X in relation to the split-off of SAMCO to be filed in a pre-effective amendment.

9. We note your response to prior comment 13. Please revise to separately present in the statement of financial condition the assets and liabilities of the disposal group as held for sale. Refer to paragraph 46 of SFAS 144.




Note 3: Computation of Net Income per share, page F-12

10. We note that your 2005 earnings per share calculation is not consistent with the amounts presented on the face of the income statement. Please revise your 2005 diluted earnings per share to present an amount consistent with the presentation on the face of the financial statements.

Note 15: Stock Incentives, page F-18
Stock Options

11. We continue to await the disclosures requested in our prior
Comment 17 regarding the accounting treatment and impact the options will have on your financial statements.

Note 17: Income Taxes, page F-22

12. We note your response to prior comment 18. Please revise to address the following in regards to your statement that the "allocation between jurisdictions is not yet able to be predicted with sufficient confidence to allow the valuation allowance to be recognized":

* Disclose how you allocate revenues between Canada and the United States for tax purposes. Please reconcile this allocation for tax purposes to your segment presentation in Note 18;

* Disclose how you were able to perform an overall analysis of your tax accruals in past periods, while you experienced uncertainties regarding the 2005 analysis;

* Disclose how you determined a reduction in your valuation allowance is appropriate despite lower net income in 2005, which would indicate less of an ability to be able to fully utilize your net operating loss carryforwards.

Note 21: Subsequent Event, page F-25

13. Please revise to disclose the total consideration paid for the CSS acquisition.

Exhibit 23.1

14. We note your response to prior comment 19. The consent included in Amendment No. 5 fails to reference the date of the audit opinion.
Please revise your consent to include the date of your audit opinion.

      *	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy A.
Geishecker at (202) 551-3422 or Todd Schiffman at (202) 551-3775 with any other questions.



Sincerely,




                                                Kevin W. Vaughn

Accounting Branch Chief

cc:	Thomas W. Kellerman, Esq.
      Morgan Lewis & Bockius LLP
      Two Palo Alto Square
      3000 El Camino Real - Suite 700
      Palo Alto, CA  94306
Andrew B. Koslow, Esq.
Penson Worldwide, Inc.
April 10, 2006
Page 1